FILED PURSUANT TO
RULE 424 (B)(3)
REGISTRATION NO: 333-146959

STRATEGIC STORAGE TRUST, INC.

SUPPLEMENT NO. 5 DATED SEPTEMBER 26, 2008

TO THE PROSPECTUS DATED MARCH 17, 2008

This document supplements, and should be read in conjunction with, the prospectus of Strategic Storage Trust, Inc. dated March 17, 2008, as supplemented and amended by Supplement No. 4 dated August 15, 2008. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to disclose:

•	an update on the status of our offering;

•	the closing of an acquisition of self storage facilities in Biloxi, Mississippi and Gulf Breeze, Florida;

•	the fourth quarter distribution declaration; and

•	a revision to the “Prospectus Summary – Compensation to Our Advisor and its Affiliates” section of the prospectus.

Status of Our Offering

We commenced the initial public offering of shares of our common stock on March 17, 2008. Through September 22, 2008, we have received aggregate gross offering proceeds of approximately $10.1 million from the sale of approximately 1,013,000 shares in our initial public offering. The initial public offering will not last beyond March 17, 2010 (two years after the date of the prospectus). We also reserve the right to terminate the initial public offering at any time.

Closing of Acquisition of Self Storage Facilities in Biloxi, Mississippi and Gulf Breeze, Florida

On September 25, 2008, we closed the acquisition of self storage facilities located in Biloxi, Mississippi (Biloxi Property) and Gulf Breeze, Florida (Gulf Breeze Property), from U-Store It, L.P. for a total purchase price of $10,760,000 plus closing costs and acquisition fees. We paid our advisor $269,000 in acquisition fees in connection with this acquisition.

The Biloxi Property is a 596-unit self storage facility that sits on approximately 5.9 acres and contains approximately 66,600 rentable square feet of self storage space, located at 1742 Pass Road, Biloxi, Mississippi, on the west side of Interstate 110, south of Interstate 10. The Gulf Breeze Property is a 705-unit self storage facility that sits on approximately 3.0 acres and contains approximately 80,000 rentable square feet of self storage space, located at 15 McClure Drive, Gulf Breeze, Florida, less than 0.2 miles north of U.S. Highway 98 near its intersection with State Highway 399.

In connection with the acquisition of the Biloxi Property and the Gulf Breeze Property, we, through two special purpose entities formed to acquire and hold the Biloxi Property and the Gulf Breeze Property (collectively, the “Borrowing Entities”), entered into a secured promissory note with Spectrum Realty Mezzanine Fund I, LLC (“Spectrum”) dated September 25, 2008 in the amount of $4,000,000 (the “Spectrum Promissory Note”). The Spectrum Promissory Note matures on March 25, 2009, with the entire principal balance and all accrued interest coming due on such date, subject to three one-month extensions upon mutual consent for an additional fee. The Spectrum Promissory Note bears a fixed interest rate of 13.0%, and we paid a loan fee in the amount of 3.0% of the funded loan amount at the loan closing. The Spectrum Promissory Note provides for interest-only payments payable in arrears on the first day of each calendar month during the six-month term. We may prepay all or a portion (in at least $500,000 increments) of the Spectrum Promissory Note without penalty, at any time, upon 15 days written notice to Spectrum. The Spectrum Promissory Note is secured by a deed of trust on our interest in the Biloxi Property, a mortgage on our interest in the Gulf Breeze Property and certain of the assets of the Borrowing Entities. In addition, we and our operating partnership both executed a guaranty in favor of Spectrum guaranteeing the payment of the Spectrum Promissory Note.

Fourth Quarter Distribution Declaration

On September 26, 2008, our board of directors declared distributions for the fourth quarter of 2008 in the amount of $0.00191257 per day per share on the outstanding shares of common stock (equivalent to an annual distribution rate of 7% assuming the share was purchased for $10) payable to stockholders of record of such shares as shown on our books at the close of business on each day during the period, commencing on October 1, 2008 and continuing on each day thereafter through and including December 31, 2008. Such distributions payable to each stockholder of record during a month will be paid on such date of the following month as our President may determine. At this time, we intend to fund all of our distributions for the fourth quarter of 2008 from proceeds raised in this offering and operating revenues generated from the Biloxi Property and the Gulf Breeze Property, as well as any future investments made during the fourth quarter.

Revision to the “Prospectus Summary – Compensation to Our Advisor and its Affiliates” Section of the Prospectus

The description of Operating Expenses in the summary management compensation table in the “Prospectus Summary – Compensation to Our Advisor and its Affiliates” section on page 12 of the prospectus is amended and restated to read as follows:

“We will reimburse our advisor and property manager for costs of providing administrative services, subject to the limitation that we will not reimburse our advisor or property manager for any amount by which our operating expenses at the end of the four preceding fiscal quarters exceeds the greater of (i) 2% of average invested assets, or (ii) 25% of net income other than any additions to reserves for depreciation, bad debt or other similar non-cash reserves and excluding any gain from the sale of assets for that period.”

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